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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-8384	3/24/2003

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

RBC Funds

4.	Address of principal executive office (number, street, city, state, zip code):

Lara Bocskey, BISYS Fund Services

3435 Stelzer Road, Columbus, Ohio 43219

Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940

We, as members of management of the Large Cap Equity Fund, Mid Cap Equity Fund, Small Cap Equity Fund, Quality Income Fund, Government Income Fund, and North Carolina Tax-Free Bond Fund (six series of RBC Funds, Inc., hereafter referred to as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 24, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 24, 2003, with respect to securities reflected in the investment accounts of the Funds.

RBC Funds, Inc.

/s/ LARA BOCSKEY Lara Bocskey Vice President

April 23, 2003

Report of Independent Accountants

To the Directors of RBC Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Large Cap Equity Fund, Mid Cap Equity Fund, Small Cap Equity Fund, Quality Income Fund, Government Income Fund, and North Carolina Tax-Free Bond Fund (six series of RBC Funds, Inc., hereafter referred to as the “Funds”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 24, 2003. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 24, 2003, and with respect to agreement of security purchases and sales, for the period from January 31, 2003 through March 24, 2003:

•	Confirmation, or other procedures that we consider necessary, of all securities held in book entry form by the Bank of New York;

•	Confirmation, or procedures that we consider necessary, with transfer agents of all mutual fund shares held by the Funds;

•	Reconciliation of all such securities to the books and records of the Funds and RBC Centura Bank;

•	Agreement of 2 security purchases and 7 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 24, 2003 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio April 23, 2003